August 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Evan Ewing

Re:	Nxu, Inc.
Registration Statement on Form S-1
Filed on June 21, 2023, as amended
File No. 333-272793

Dear Mr. Ewing:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Nxu, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on August 8, 2023, or as soon thereafter as practicable.

Please contact Michael Blankenship or James Brown of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 or (713) 651-2796, respectively, to provide notice of the effectiveness of the Registration Statement, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

NXU, INC.

By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

cc:	Michael Blankenship, Esq., Winston & Strawn LLP
James Brown, Esq., Winston & Strawn LLP